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21001818

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70455

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GTS Execution Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall St., 38th Fl
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Martell (212) 521-5141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

485 Lexington Ave, 11th Fl (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Public

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Sean Martell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GTS Execution Services LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA OLIVO
Notary Public, State of New York
Reg. No. 010L6372187
Qualified In Westchester County
Commission Expires 03/12/2022

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GTS EXECUTION SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
GTS Execution Services LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GTS Execution Services LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
February 22, 2021

GTS EXECUTION SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	151,085
Receivable from broker		1,499,885
Other assets		4,825
TOTAL ASSETS	$	1,655,795

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	20,000
Due to related parties		63,504
TOTAL LIABILITIES		83,504
MEMBER'S EQUITY		1,572,291
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,655,795

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Execution Services LLC (the "Company") was organized in the state of Delaware as a limited liability company on March 9, 2018 and is wholly owned by GTS Equity Partners LLC (the "Parent"). The Company was approved effective August 18, 2020 to operate as a broker-dealer by the Securities and Exchange Commission ("SEC"). As a registered broker-dealer with the SEC, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") effective August 18, 2020. The Company also maintains a membership with the New York Stock Exchange ("NYSE").

The Company does not carry accounts for customers or perform custodial functions related to securities. As an introducing broker, the Company introduces its customer's trading accounts on a fully disclosed basis to the Company's clearing broker (the "Clearing Broker"). The Clearing Broker, operating pursuant to its respective clearing agreement, handles the clearing and settlement aspects of the Company's trading operations.

The Company conducts three types of business: (1) as an exchange member engaged in floor activities, (2) as an exchange member that is engaged in exchange commission business in other than floor activities, and (3) as a non-exchange member arranging for transactions in listed securities by an exchange member. The Company had no revenue for the year ended December 31, 2020.

The Company's policy is to continuously monitor its exposure to counter-party risk through the use of a variety of control procedures.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company believes it is not subject to any significant credit risk on its cash.

NOTE 3 – INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

NOTE 4 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC ("Strike") for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike, an affiliated company, provides infrastructure technology and software development and support to the Company. Additionally, certain payroll withholdings are paid by Strike on behalf of the employees.

The Company also has a license agreement with GTS Group US LLC ("GTS Group US"). Under this agreement, GTS Group US, an affiliated company, provides office space to the Company.

The Company entered into an expense sharing agreement and reimbursement with GTS Securities LLC ("GTSS"), an affiliated broker-dealer. Through this agreement, the Company reimburses GTSS personnel costs that are shared between the two broker-dealers.

The Company received $50,000 from GTS Group US when it began the approval process with FINRA and the SEC. As of December 31, 2020, the $50,000 remains payable as part of due to related parties on the statement of financial condition.

The Company received $1,750,000 from the Parent during the year ended December 31, 2020.

NOTE 6 – RECEIVABLE FROM BROKER

As of December 31, 2020, receivable from broker primarily represents amounts due to the Company for cash held by the Clearing Broker and cash held as collateral as a good faith deposit. Amounts receivable from the Clearing Broker may be restricted to the extent that any balance is held as a good faith deposit. At December 31, 2020, approximately $1,499,885 was receivable from the Clearing Broker and was substantially in cash. At December 31, 2020, the Company had a good faith deposit at the Clearing Broker of $1,250,000.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Per the Rule, the Company is required to maintain a minimum net capital as the greater of five thousand dollars or six and two-thirds percent of aggregate indebtedness. At December 31, 2020, the Company had net capital of $1,567,466, which exceeded the minimum requirement of $10,438 by $1,557,028. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 as of December 31, 2020.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as its Clearing Broker, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2020, has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 – CORONAVIRUS (COVID-19)

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent upon the length and severity of the disruption. The operations and business results of the Company were not materially adversely affected for the year ended December 31, 2020; however, the operations and results of the Company could still be materially affected and are dependent upon future events designed to contain the virus.